Fidelity (logo) Investments®|||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	FPCMS 245 Summer Street Boston MA 02210 617-563-7000

|||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	December 9, 2016

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Fidelity Select Portfolios (the trust):
Industrials Portfolio File No. 811-03114

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “1933 Act”), Fidelity Select Portfolios (the “Registrant”) respectfully requests withdrawal of the Proxy Statement/Prospectus filed via EDGAR on Form N-14 under the 1933 Act (File No. 333-214550), together with all exhibits thereto, (collectively, the “N-14”) on November 10, 2016 under its EDGAR access codes (Accession No. 0001193125-16-765763). The N-14 relates to the reorganization of Industrial Equipment, a series of the Registrant, with and into Industrials Portfolio, a series of the Registrant (the “Reorganization”).

The Registrant confirms that no securities have been sold in connection with the offering contemplated by the N-14. No filing fee was required or paid in connection with the filing of the N-14.

The Registrant is requesting the withdrawal of the N-14 because the special meeting of shareholders at which shareholders were to vote on the Reorganization has been postponed. The Trust believes that withdrawal of the N-14 is consistent with the public interest and the protection of investors. The Registrant requests that, in accordance with the provisions of Rule 477(a) under the 1933 Act, the Securities and Exchange Commission accept this application for withdrawal of the N-14.

Questions or comments regarding this filing should be directed to Jamie Plourde at (817) 474-7037.

||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||\\\\	Sincerely,

/s/Jamie Plourde
Jamie Plourde
Legal Product Group